HOGAN & HARTSON

L.L.P.

COLUMBIA SQUARE
STUART A. BARR		555 THIRTEENTH STREET, NW
PARTNER		WASHINGTON, DC 20004-1109
(202) 637-6554		TEL (202) 637-5600
STUARTBARR@HHLAW.COM		FAX (202) 637-5910
	December 14, 2005	WWW.HHLAW.COM

BY EDGAR AND FACSIMILE (202.772.9209)

Ms. Karen J. Garnett

Mr. Geoffrey M. Ossias

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Republic Property Trust

Form S-11 (File No. 333-128554)

Dear Ms. Garnett and Mr. Ossias:

On behalf of Republic Property Trust (“Republic”), we are writing this supplemental letter as requested by Mr. Ossias during our telephone conference call this morning regarding the accounting changes included in Amendments No. 4 and 5 to the Company’s Registration Statement on Form S-11 (the “Registration Statement”), which were filed on December 13, 2005 and December 14, 2005, respectively.

In addition to the filing of Amendments No. 4 and 5, Republic also prepared and filed today a free writing prospectus (“FWP”) pursuant to Rule 433 under the Securities Act of 1933, as amended, summarizing the accounting changes included in Amendments No. 4 and 5. The FWP also has been posted to Republic’s website, republicpropertytrust.com. We have been advised by the underwriters that they have emailed the FWP to potential investors in the initial public offering. Further, we have been advised by the underwriters that they intend to convey orally this information to investors prior to confirmation of any sales.

Republic and the underwriters believe that the use of the FWP and the other measures described above are sufficient to facilitate the conveyance of the accounting changes to potential investors in the initial public offering in an effective and timely manner.

BERLIN   BRUSSELS   LONDON   PARIS   BUDAPEST   PRAGUE   WARSAW   MOSCOW   TOKYO

NEW YORK   BALTIMORE   McLEAN   MIAMI   DENVER   BOULDER   COLORADO SPRINGS   LOS ANGELES

As discussed with the Staff during the telephone call this morning, we have requested that the Registration Statement be declared effective at 5:30pm today, or as soon as possible thereafter. As a result, we would greatly appreciate your prompt response.

Sincerely,

/s/ Stuart A. Barr
Stuart A. Barr, Esq.

cc:                                 Mark R. Keller

J. Warren Gorrell, Jr., Esq.